Exhibit 2.4

WestPark Capital, Inc. Letterhead

April 17, 2007

Dr. John Kovach
Lixte Biotechnology Holdings, Inc.
248 Route 25A, No.2
East Setauket, New York 11733

Dear Dr. Kovach:

Reference is made to Paragraph 4.11 of the Private Placement Engagement Agreement dated March 23, 2006 between WestPark Capital, Inc. (“WestPark”) and Lixte, Inc. (the “Company”). Pursuant to that Section, the Company agreed to issue to WestPark certain warrants (the “Warrants”) and grant to WestPark standard demand and piggyback registration rights with respect to the shares underlying the Warrants. This will confirm our understanding that neither the Company nor any affiliate of the Company will be liable to WestPark for monetary damages arising from the failure of the Company to have complied with the foregoing registration provision, and WestPark hereby waives any right to make any claim for monetary damages as a result of any such failure to have complied, it being understood that the sole remedy of WestPark shall be to seek equitable relief.

Sincerely,

WestPark Capital, Inc.
by /s/ R. Rappaport Richard Rappaport, Chief Executive Officer